CONTACT:
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Patrick Squiban VP, Medical & Regulatory Affairs + 33 (0) 3 88 27 91 73 www.transgene.fr	Tiphaine Hecketsweiler + 33 (0) 1 53 70 74 70

TRANSGENE PRESENTS UPDATED POSITIVE PHASE II DATA OF ITS THERAPEUTIC VACCINE MVA-MUC1-IL2 IN
PROSTATE CANCER AT ANNUAL ASCO MEETING

Strasbourg, France, May 16, 2005 – Transgene (Nasdaq: TRGNY; Eurolist Paris: FR0005175080) is pleased to announce that Dr. Robert Dreicer of the Cleveland Clinic Foundation, presented yesterday in an oral session the results of a Phase II clinical study with Transgene’s therapeutic cancer vaccine MVA-MUC1-IL2 in prostate cancer at the annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida.

In this study, 40 men with rising PSA (Prostate Specific Antigen), who have had primary local treatment by surgery or radiation, were treated with MVA-MUC1-IL2 alone. In this clinical situation, also known as biochemical failure, a rising PSA is the sole manifestation of a silently progressing disease. PSA may therefore be used as a surrogate marker of the disease evolution.

The findings of the study were the following:

(1)	In 63% of the patients, MVA-MUC1-IL2 induced a significant increase in the time the PSA takes to double.

(2)	In 30% of the patients, The PSA doubling time (PSA-DT) was more than twice as long, in comparison with the pre-vaccination status.

These findings indicate that MVA-MUC1-IL2 is biologically active against prostate cancer. It is expected that this effect on the PSA-DT will translate into a slowing of the disease progression.

The study was also designed to test two dosing schedules of the vaccination: a weekly injection for six weeks followed by an injection every three weeks versus injections every three weeks. While a lengthening of the PSA-DT has been observed with both dosing schedules, the level of statistical significance was higher for the weekly schedule (p=0.005) compared to the three-week schedule (p=0.02). This information will be of importance in determining the best administration schedule of MVA-MUC1-IL2 in future approaches targeting other MUC1-expressing cancers.

“The findings from this preliminary study are both interesting and encouraging. While additional studies will be required to define the ultimate utility of this vaccine in patients with prostate cancer, it is clearly well tolerated and accepted by patients,” stated Dr. Robert Dreicer.

“These results, together with those of another phase II study with MVA-MUC1-IL2 in patients with advanced Non Small Cell Lung Cancer to be presented at ASCO on Tuesday May 17, 2005, support our decision to move this product forward in further developments,” stated Philippe Archinard, Chief Executive Officer of Transgene.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines and immunotherapy products for the treatment of cancer and infectious diseases. Transgene has a broad portfolio of products in clinical development.

This press release contains forward-looking statements referring to the encouraging results of clinical testing of one of Transgene’s product candidates. However, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes, and there is no certainty that they will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. For a description of the risks facing the successful development of Transgene’s products, including uncertainty regarding Transgene’s ability to obtain financing for continued operations, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.